Mail Stop 4561

									January 20, 2006


Mr. Anderson L. Smith
President, Chief Executive Officer and Director
Jefferson Bancshares, Inc.
120 Evans Avenue
Morristown, Tennessee 37814
Via Mail and Facsimile (423) 714-1276

      Re:	Jefferson Bancshares, Inc.
		Form 10-K for the period ended June 30, 2005
10-Q?
		File No. 1-31689

Dear Mr. Smith:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10-K for the Fiscal Year Ended June 30, 2005

Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies, page F-9

1. We note your disclosure on page 5 that beginning in January
2005
you began originating loans for sale in the secondary market.
Please
tell us the following information:

* the structure of the transactions through which you sell or securitize loans;

* the nature and extent of your continuing involvement, including any recourse or servicing activities;

* the amount of loans originated for sale during the year ended
June
30, 2005;

* the amount of loans sold and the related gain/loss recognized during the year ended June 30, 2005;your accounting policies for loans held-for-sale, sales accounting treatment, continuing involvement, loan fees and costs, and commitments to originate and sell loans; and

* how you presented the cash flows for the origination and sale of loans held for sale on your statement of cash flows.

2. We note your disclosure on page 34 that other assets at June
30,
2005 includes a $3.1 million receivable from investors for loans purchased. Please tell us when the loans were purchased by the investor and why you have a receivable at June 30, 2005.

*****

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3449 if you have questions.


								Sincerely,



      Joyce Sweeney
									Accounting Branch
Chief
Mr. Anderson L. Smith
Jefferson Bancshares, Inc.
January 27, 2006
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